November 29, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Greene

Re:	Harris & Harris Group, Inc. (the "Company")

Dear Mr. Greene:

Pursuant to our telephone conversation yesterday, please find attached the Registration Statement on Form N-2 (the "Registration Statement"), which was transmitted electronically for filing on the date even herewith on behalf of the Company pursuant to the Securities Act of 1933, (2) the General Instructions to Form N-2, and (3) Rules 101 and 102 under Regulation S-T.

We will file a request for acceleration of the effectiveness of this Registration Statement after your comments have been received and resolved. If you have any questions, please contact the undersigned (212) 582-0900, extension 15 or Richard Prins from Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2790.

Very truly yours,

/s/ Sandra Matrick Forman
Sandra Matrick Forman
General Counsel